Exhibit 99.1

Obsidian Energy Announces Reconfirmation of our Syndicated Credit Facility

CALGARY, January 18, 2022—OBSIDIAN ENERGY LTD. (TSX – OBE, OTCQX – OBELF) (“Obsidian Energy”, the “Company”, “we”, “us” or “our”) is pleased to announce the reconfirmation of our syndicated credit facility with no changes to our revolving period.

As previously disclosed, the Company had a revolving period reconfirmation date on January 17, 2022, whereby, on or prior to such date, the lenders may have accelerated the end of the revolving period of our credit facility to February 1, 2022. In this case, the end date of the term-out period would have remained unchanged at November 30, 2022. The Company advises that the credit facility has been reconfirmed by lenders on January 17, 2022, resulting in no changes to our revolving period.

The syndicated credit facility is subject to a semi-annual borrowing base redetermination typically in May and November of each year. The Company has a syndicated credit facility with an aggregate amount available of $366.8 million, consisting of a $260.0 million revolving credit facility and a $106.8 million non-revolving term loan. The revolving period and next borrowing base redetermination date under the syndicated credit facility remains at May 31, 2022, with the maturity date of both the revolving credit facility and non-revolving term loan being November 30, 2022.

We plan to refinance our debt facilities during 2022 with the objective of incorporating senior and subordinated debt. This structure is expected to provide the Company with a stable capital source that provides operational liquidity and a longer-term maturity profile.

2022 GUIDANCE RELEASE WEBCAST

As previously released, in association with our 2022 guidance release to be announced on January 24, 2022, our Interim President and CEO, Mr. Stephen Loukas and other members of management will host a webcast presentation online on Monday, January 24, 2022 at 9:30 a.m. Mountain Standard Time (11:30 a.m. Eastern Standard Time) (the “Presentation”).

The Presentation will be broadcast live on the Internet and may be accessed either through our website or directly at the webcast portal. Those who wish to listen to the Presentation via phone should connect five to 10 minutes prior to the scheduled start time through the following numbers:

Canada / USA:	1-800-319-4610 (toll-free)
Toronto:	1-416-915-3239
Calgary:	1-403-351-0324

A question-and-answer session will be held following the Presentation. If you wish to submit a question to the Company, participants can do so ahead of time after registering on the webcast portal on the Intranet or by emailing questions to investor.relations@obsidianenergy.com. The updated corporate presentation and Presentation will be available for replay following the webcast on our website, www.obsidianenergy.com.

ADDITIONAL READER ADVISORIES

FORWARD-LOOKING AND CAUTIONARY STATEMENTS

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. The use of any of the words “expect”, “anticipate”, “continue”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify forward-looking information or statements. More particularly and without limitation, this news release contains forward-looking statements and information concerning the applicable maturity dates, revolving periods, redetermination and reconfirmation dates, Obsidian Energy’s plan to refinance our debt structure and the anticipated structure, benefits and timing thereof; the expected date and time of our Presentation.

The forward-looking statements and information are based on certain key expectations and assumptions made by Obsidian Energy, including expectations and assumptions that: the Company does not dispose of or acquire material producing properties or royalties or other interests therein; the impact of regional and/or global health related events, including the ongoing COVID-19 pandemic, on energy demand and commodity prices; that the Company’s operations and production will not be disrupted by circumstances attributable to the COVID-19 pandemic and the responses of governments and the public to the pandemic; global energy policies going forward, including the continued ability of members of OPEC, Russia and other nations to agree on and adhere to production quotas from time to time; our ability to qualify for (or continue to qualify for) new or existing government programs created as a result of the COVID-19 pandemic (or otherwise), and obtain financial assistance therefrom, and the impact of those programs on our financial condition; our ability to execute our plans as described herein and in our other disclosure documents and the impact that the successful execution of such plans will have on our Company and our stakeholders; future capital expenditure and decommissioning expenditure levels; future operating costs and G&A costs; future crude oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil and natural gas prices; future hedging activities; future crude oil, natural gas liquids and natural gas production levels, including that we will not be required to shut-in production due to low commodity prices or the further deterioration of commodity prices; future exchange rates and interest rates; future debt levels; our ability to execute our capital programs as planned without significant adverse impacts from various factors beyond our control, including extreme weather events, wild fires, infrastructure access and delays in obtaining regulatory approvals and third party consents; our ability to obtain equipment in a timely manner to carry out development activities and the costs thereof; our ability to market our oil and natural gas successfully to current and new customers; our ability to obtain financing on acceptable terms, including our ability (if necessary) to continue to extend the revolving period and term out period of our credit facility, our ability to maintain the updated borrowing base under our credit facility, our ability to renew or replace our syndicated bank facility and our ability to finance the repayment of our senior notes on maturity; and our ability to add production and reserves through our development and exploitation activities.

Although Obsidian Energy believes that the expectations and assumptions on which such forward-looking statements and information are based are reasonable, undue reliance should not be placed on the forward-looking statements and information because Obsidian Energy can give no assurance that they will prove to be correct. By its nature, such forward-looking information is subject to various risks and uncertainties, which could cause the actual results and expectations to differ materially from the anticipated results or expectations expressed. These risks and uncertainties include, but are not limited to: the possibility that the Company will not be able to continue to successfully execute our business plans and strategies in part or in full, and the possibility that some or all of the benefits that the Company anticipates will accrue to our Company and our stakeholders as a result of the successful execution of such plans and strategies do not materialize; the possibility that the Company ceases to qualify for, or does not qualify for, one or more existing or new government assistance programs implemented in connection with the COVID-19 pandemic and other regional and/or global health related events or otherwise, that the impact of such programs falls below our expectations, that the benefits under one or more of such programs is decreased, or that one or more of such programs is discontinued; the impact on energy demand and commodity prices of regional and/or global health related events, including the ongoing COVID-19 pandemic, and the responses of governments and the public to the pandemic, including the risk that the amount of energy demand destruction and/or the length of the decreased demand exceeds our expectations; the risk that the significant decrease in the valuation of oil and natural gas companies and their securities and the decrease in confidence in the oil and natural gas industry generally that has been caused by the COVID-19 pandemic persists or worsens; the risk that the COVID-19 pandemic adversely affects the financial capacity of the Company’s contractual counterparties and potentially their ability to perform their contractual obligations; the possibility that we are unable to refinance our debt facilities in 2022 and as a result, the possibility that the revolving period and/or term out period of our credit facility and the maturity date of our senior notes is not further extended (if necessary), that the borrowing base under our credit facility is reduced further, that the Company is unable to renew our credit facilities on acceptable terms or at all and/or finance the repayment of our senior notes when they mature on acceptable terms or at all and/or obtain debt and/or equity financing to replace one or both of our credit facilities and senior notes; the possibility that we breach one or more of the financial covenants pursuant to our agreements with our lenders and the holders of our senior notes; the possibility that we are forced to shut-in production, whether due to commodity prices or changes to existing government curtailment programs or the imposition of new programs; the risk that OPEC, Russia and other nations fail to agree on and/or adhere to production quotas from time to time that are sufficient to balance supply and demand fundamentals for crude oil; general economic and political conditions in Canada, the U.S. and globally, and in particular, the effect that those conditions have on commodity prices and our access to capital; industry conditions, including fluctuations in the price of crude oil, natural gas liquids and natural gas, price differentials for crude oil and natural gas produced in Canada as compared to other markets, and transportation restrictions, including pipeline and railway capacity constraints; fluctuations in foreign exchange or interest rates; unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed (including extreme cold during winter months, wild fires and flooding); the possibility that fuel conservation measures, alternative fuel requirements, increasing consumer demand for alternatives to hydrocarbons and technological advances in fuel economy and renewable energy generation systems could permanently reduce the demand for oil and natural gas and/or permanently impair the Company’s ability to obtain financing on acceptable terms or at all, and the possibility that some or all of these risks are heightened as a result of the response of governments and consumers to the ongoing COVID-19 pandemic. Readers are cautioned that the foregoing lists of factors are not exhaustive. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking information. Obsidian Energy gives no assurance that any of the events anticipated will transpire or occur, or if any of them do, what benefits Obsidian Energy will derive from them. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement. Except as required by law, the Company does not undertake any obligation to publicly update or revise any forward-looking statements. Additional information on these and other factors that could affect Obsidian Energy, or its operations or financial results, are included in the Company’s Annual Information Form (See “Risk Factors” and “Forward-Looking Statements” therein) which may be accessed through the SEDAR website (www.sedar.com), EDGAR website (www.sec.gov) or Obsidian Energy’s website. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

Obsidian Energy Common Shares are listed on both the TSX in Canada and the OTCQX Market in the United States under the symbol “OBE” and “OBELF” respectively.

All figures are in Canadian dollars unless otherwise stated.

CONTACT

OBSIDIAN ENERGY

Suite 200, 207 - 9th Avenue SW, Calgary, Alberta T2P 1K3

Phone: 403-777-2500

Toll Free: 1-866-693-2707

Website: www.obsidianenergy.com;

Investor Relations:

Toll Free: 1-888-770-2633

E-mail: investor.relations@obsidianenergy.com

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